920 MASSACHUSETTS AVENUE, NW SUITE 900 WASHINGTON, DC 20001 PHONE: 202.508.3400 FAX: 202.508.3402
www.bakerdonelson.com

Terrence O. Davis, Shareholder
Direct Dial: 202.654.4514
Direct Fax: 202.508.3402
E-Mail Address: todavis@bakerdonelson.com

May 15, 2014

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:
Rule 477 Request by Starboard Investment Trust (File Nos. 333-159484 and 811-22298) to withdraw the amendment to the Registration Statement filed on Form N-1A with respect to the
Thornhill Strategic Equity Fund

Ladies and Gentlemen,

On behalf of our client, Starboard Investment Trust (the "Trust"), we request, pursuant to Rule 477 of the Securities Act of 1933, the withdrawal of Post Effective Amendment No. 84 to the Trust’s Registration Statement on Form N-1A filed with the Securities and Exchange Commission on November 26, 2012, EDGAR Accession Number: 0001464413-12-000224.  The Trust is requesting withdrawal of the amendment as it no longer intends to offer shares of the series that is the subject of the post-effective amendment.  No securities were issued or sold pursuant to the amendment.

If you have any questions concerning the foregoing, please contact the undersigned at 202.654.4614.

Yours truly,

/s/ Terrence O. Davis
Terrence O. Davis

cc:	Kimberly Browning
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549